UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020205

NO ACT
P.E 12-28-01
1 32-01641

February 13, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/13/2002

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-022-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 28, 2001

Dear Ms. Jones:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. We also have received letters on the proponent's behalf dated January 20, 2002 and January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

December 28, 2001

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received from Nick Rossi (the "Proponent") a proposal dated October 22, 2001 (the "Initial Proposal"), and what purports to be a revised Initial Proposal on November 1, 2001 (the "Revised Proposal" and, together with the Initial Proposal, the "Proposal"), for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting"). The Initial and Revised Proposals are attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth herein.

GENERAL

The 2002 Annual Meeting will be held on April 24, 2002. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2002 and to commence mailing the same to its stockholders on or about such date. To the extent necessary, this letter shall operate as my opinion of counsel.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent's agent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSAL

The Initial Proposal requests that the "Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable."

The Revised Proposal requests that the "Board of Directors redeem any poison pill issued unless such issuance is already approved by the affirmative vote of shareholders. Shareholder vote is to be held as soon as may be practicable."

For your convenience, the following is a marked version of the Proposal reflecting the differences between the Initial and Revised Proposals:

> Shareholders request the Board of Directors redeem any poison pill ~~previously~~ issued unless such issuance is **already** approved by the affirmative vote of shareholders~~,~~**. Shareholder vote is** to be held as soon as may be practicable."

The Initial Proposal was received by the Corporation on October 25, 2001. Upon receipt of the Initial Proposal, the undersigned contacted the Proponent's agent to inform him that the Corporation did not have a rights plan, or poison pill, in place and suggested that the Proponent consider withdrawing the Initial Proposal. Apparently, the Proponent's agent mistook the conversation as an offer to revise the Initial Proposal. On November 2, 2001, the Corporation received the Revised Proposal.

In the Division's *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"), Question E.2. states:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
> - rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

The Corporation does not believe that the minor changes to the Initial Proposal are such that the Revised Proposal is actually a different proposal from the Initial Proposal. As further evidence that the proposals are substantively the same, the Corporation notes that the supporting statement is identical in both the Initial Proposal and the Revised Proposal. Accordingly, as permitted by SLB 14, the Corporation does not accept the Proponent's revisions.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Initial Proposal may be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(10) and (i)(3). The Initial Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the goals of the Initial Proposal. Also, the Initial Proposal may be excluded pursuant to Rule 14a-8(i)(3) because, contrary to the proxy rules and regulations, it includes certain false and misleading statements.

To the extent that the Division disagrees with the Corporation's conclusion that the Corporation need not accept the Revised Proposal, the Corporation believes that the Revised Proposal may also be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(10) and (i)(3).

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.**

The Initial Proposal

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The goal of the Initial Proposal is clear on its face; the Proponent wants the Corporation to remove the poison pill or have it submitted for stockholder approval. However, the Corporation does not have a rights plan or poison pill. Since the Corporation does not have a rights plan in place, the goal of the Initial Proposal has been substantially implemented and should be excluded pursuant to Rule 14a-8(i)(10).

The Division has historically permitted the exclusion of proposals under Rule 14a-8(i)(10) and its predecessor, Rule 14a-8(c)(10), where a corporation is requested to redeem a poison pill or rights plan that does not exist, has expired or that will be terminated or expire in the immediate future. See *Occidental Petroleum Corporation* (January 28, 1997) (proposal to redeem rights plan that no longer existed); *Compaq Computer Corporation* (February 15, 1996) (proposal to redeem rights plan that no longer existed); *Bell Atlantic Corporation* (December 15, 1995, *affirmed on reconsideration,* January 23, 1996) (proposal to redeem rights plan where company was in the process of redeeming the plan) ("*Bell Atlantic*"); and *TJX Companies, Inc.* (March 17, 1994) (proposal to redeem rights plan where board had previously voted to redeem the plan). In the instant case, the Proponent wants the Corporation to redeem a rights plan that does not exist. Accordingly, consistent with the Division's prior no-action letters, the Initial Proposal should be excluded pursuant to Rule 14a-8(i)(10).

In anticipation of the Proponent's rebuttal to this no-action letter, the Corporation expects the Proponent to attempt to change the plain meaning of the Initial Proposal. The Corporation expects the Proponent, having the benefit of this letter, and contrary to the plain and clear language of the Initial Proposal, to argue that the Initial Proposal really addresses the adoption of future rights plans or poison pills. This argument should not be entertained and is inconsistent with prior Division precedent, SLB 14 and the current views of the Division. Both the Proponent and the Proponent's agent are seasoned proponents and have extensive experience operating under Rule 14a-8. As with any other proponent, they should be expected to comply in full with Rule 14a-8 and the significant amount of public guidance available to them.

Prior Division Precedent

In *Bell Atlantic*, the proponent submitted a proposal almost identical to the Initial Proposal. The *Bell Atlantic* proposal read:

> RESOLVED: That the shareholders of Bell Atlantic Corp. request that the Board of Directors redeem any Shareholder Rights Plan unless the plan is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders as soon as possible.

The *Bell Atlantic* proposal, clear in its face, requested the redemption of the current rights plan. In concurring that the proposal could be excluded under Rule 14a-8(c)(10), the Division staff noted that the company was terminating the rights plan prior to the annual meeting. See *Bell Atlantic* (December 15, 1995). If the proposal had been included in the company's proxy materials, shareholders would have been requested to vote to redeem a rights plan that did not exist, as would be the case with the Initial Proposal.

On request for reconsideration, the proponent in *Bell Atlantic* attempted to change the plain meaning of the proposal. The proponent, having the benefit of the company's no-action letter, and contrary to the plain and clear language of the proposal, argued that the proposal was intended to address the adoption of future rights plans or poison pills. The Division, however, was not willing to allow the proponent to change the plain meaning of the proposal by arguing that the proposal to redeem the current rights plan or poison pill was ***intended to be*** a proposal that addressed the adoption of future rights plans or poison pills.

SLB 14 and Current Division Views

Question B.6 of SLB 14 states that the Division's determination of no-action letters under Rule 14a-8 is based on, among other things, the "way in which a proposal is drafted." SLB 14 makes clear that similar proposals may or may not be includable based on slightly differing language. The language found in the Initial Proposal can be clearly distinguished from proposals where the Division did not concur in exclusion. For example, unlike the no-action letters cited above, in *Fluor Corporation* (January 15, 1997) ("*Fluor*"), the Division did not concur that a proposal to require stockholder approval of "rights plans which currently exist, and to those that may be considered in the **future**" could be excluded under Rule 14a-8(c)(10). (emphasis added) In *Fluor*, the company argued that since it did not have a rights plan, the proposal could be omitted under Rule 14a-8(c)(10). The Division's failure to concur with the company was likely due to the fact the that the proposal, on its face, clearly addressed future rights plans. Similarly, in *The Walt Disney Company* (November 2, 1998) ("*Walt Disney*"), the Division did not concur that a proposal to refrain from adopting any ***future*** shareholders rights plans without shareholder approval could be excluded under Rule 14a-8(c)(10). In *Walt Disney*, the language of the proposal was clear with respect to its applicability to future rights plans. Thus, although the company argued that its rights plan would expire in six months and was not expected to be extended or replaced, the proposal was not excludable. See also, *GTE Corporation* (January 25, 1999) ("*GTE*") (proposal prohibiting any ***new*** shareholder rights plan without shareholder approval was not excludable under Rule 14a-8(i)(10) even though the board had approved the termination of the current plan). Based on the drafting of the Initial Proposal, it is clear that, unlike *Fluor*, *Walt Disney* and *GTE*, the Initial Proposal does not address future rights plans.

Furthermore, in a recent teleconference, *"Shareholder Proposals: What to Expect in the 2002 Proxy Season"* (November 26, 2001), the Associate Director (Legal) of the Division emphasized the importance of the precise nature in which a proposal should be drafted. The Associate Director (Legal) stated that in analyzing a proposal, "you really need to read the ***exact wording*** of the proposal . . . We really wanted to explain that to folks. And we took a lot of time to make it very, very clear in [SLB 14] and it should help everybody." (emphasis added) In short, proposals must be drafted with precision.

Looking at the exact wording of the Initial Proposal, it does not address future rights plans, as was the case in *Fluor*, *Walt Disney* and *GTE*. If the Initial Proposal was actually designed to address such future plans, it was not drafted with the precision required by past Division precedent, SLB 14, and Associate Director (Legal)'s comments. As was the case in *Bell Atlantic*, the Proponent should not be permitted to change the Initial Proposal into something it is not, or to cure the Initial Proposal's imprecisely drafted language. Accordingly, since the Initial Proposal only relates to a current rights plan that does not exist, it should be excluded pursuant to Rule 14a-8(i)(10).

The Revised Proposal

To the extent that the Division disagrees with the Corporation's conclusion that the Corporation need not accept the Revised Proposal, the Corporation believes that the Revised Proposal may also be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(i)(10). As noted above, the Proponent's Revised Proposal made the following changes to the Initial Proposal.

> Shareholders request the Board of Directors redeem any poison pill ~~previously~~ issued unless such issuance is **already** approved by the affirmative vote of shareholders~~,~~**. Shareholder vote is** to be held as soon as may be practicable."

The Corporation believes that the Revised Proposal and the Initial Proposal are substantively the same, and the plain language of the Revised Proposal also does not address future rights plans or poison pills. Examining the first sentence, while the word "previously" was deleted and the word "already" added, references to the poison pill remain in past tense. The Revised Proposal continues to request the board to "***redeem*** any poison pill ***issued*** unless such plan is ***already approved.***" (emphasis added) As was the case in the *Bell Atlantic* no-action letter discussed above, the Revised Proposal clearly contemplates redeeming a currently issued poison pill or submitting that poison pill for stockholder approval as soon as practicable. As stated above, the Corporation has no poison pill. Finally, the last paragraph of the supporting statement of the Revised Proposal further clarifies the true aim of the Revised Proposal. That paragraph states:

> In recent years, various companies have been willing to **redeem** poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should **remain in force**. We believe that our company should do so as well. (emphasis added)

Notwithstanding any argument to the contrary, this language is simply not applicable to future plans. The Revised Proposal wants the Corporation to redeem an existing poison pill or provide stockholders an opportunity to approve an existing poison pill.

Accordingly, with regard to excluding the Revised Proposal under Rule 14a-8(i)(10), the Corporation hereby incorporates the arguments above with respect to excluding the Initial Proposal in reliance on Rule 14a-8(i)(10). Since the Revised Proposal only relates to a rights plan that does not exist, it should be excluded pursuant to Rule 14a-8(i)(10).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, contrary to Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Division has traditionally recognized that a proposal and/or its supporting statement may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is false and misleading in violation of Rule 14a-9. See *Sempra Energy* (February 29, 2000).

The first bullet point of the Proposal's supporting statement states "Pills adversely affect shareholder value" and cites the online treatise *Power and Accountability* as the basis for this statement and provides a cite to "www.thecorporatelibrary.com/power" from "www.thecorporatelibrary.com." This sentence and its corresponding citation should be omitted because they are misleading. What the Proponent fails to say is that the treatise also states:

> One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite. Another set of studies has focused on how pills are used in practice. Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree.

Accordingly, the treatise presents the possibility that there is some benefit to pills, but the Proponent chooses to ignore this fact. Thus, the supporting statement is misleading because it omits material information necessary in order to make the statements made not misleading.

Furthermore, the Corporation believes that the website addresses should be deleted. Questions C.2.b. and F.1. of SLB 14 state that a company may exclude a website address under Rule 14a-8(i)(3) if information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In the instant case, the website "www.thecorporatelibrary.com/power" links to a seven chapter online treatise. Of that treatise, only one short section of one chapter, relates to poison pills, the remainder of the treatise is irrelevant to the subject matter of the proposal. Similarly, the website "www.thecorporatelibrary.com" is primarily irrelevant to the subject matter of the Proposal, although a few related articles can be found through a site search. Accordingly, the Corporation believes that the Proposal and its supporting statement should be excluded under Rule 14a-8(i)(3) because they include false and misleading information in violation of Rule 14a-9.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2002 Annual Meeting. Based on the Corporation's timetable for the 2002 Annual Meeting, a response from the Division by February 8, 2002 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036 or Charles M. Berger at 704-386-7481.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Nick Rossi c/o John Chevedden

EXHIBIT A

INITIAL PROPOSAL

4 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

REVISED PROPOSAL

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill issued unless such issuance is already approved by the affirmative vote of shareholders. Shareholder vote is to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Bank of America Corporation (BA) no action request (NAR).

Since the company request was not delivered to the investor party until 11 days after the letter date:

It is respectfully requested that the staff set January 8, 2002 as the date received in order to tabulate the response time.

The opportunity to submit additional supporting material is requested.
If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: BAC
Nick Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Bank of America Corporation (BAC) no action request. It is believed that BAC must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states December 28, 2001, BY OVERNIGHT DELIVERY.
The investor party received the letter 11 days after the date of the letter. This seems to hamper the function of rule 14a-8 because the staff requests that investor input be made as soon as possible. The company is thus responsible for at least a 10 day investor delay.
1) This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for staff review.

2) Part-Whole fallacy:
If two proposal versions have the same supporting text, it is conclusive according to the company that the two proposals are identical in all material respects.
2) The company has not cited any section that states a rule 14a-8 proposal cannot be revised or updated prior to both the company rule 14a-8 proposal deadline and the company no action request.
2) It is not believed that SLB 14, Question E.2. allows a company to refuse a proposal updated prior to both the company rule 14a-8 proposal deadline and the company no action request.
2) If this were the case, a company could seemingly refuse to accept a proposal that was condensed to 500 words within 14 days of the company notice to the investor.
2) For proposals submitted on the deadline date companies can wait 14 days after the deadline date to ask the investor to reduce the word-count. The investor then has 14 days to reply.
2) Thus a revised proposal could be correctly submitted 28 days after the proposal deadline to be acceptable according rule 14a-8.

2) The same 14 day deadline applies to the company opportunity to ask the shareholder to reduce the number of proposals to one.
2) The company did not take this simple step.

3) The company does not address that the company could adopt a pill after the company submitted its definitive proxy and prior to the annual meeting.
3) The company does not explain the distinctions in the annotations for the cases in the last paragraph of page 3.
3) Thus, with the burden of proof, the company may simply be submitting conflicting information from which no conclusion can be reached in the time period required, particularly during the peak shareholder proposal season.
3) Company Fallacy:
The investor is expected to have extraordinary powers of prediction. Contrary to what the company seems to expect, an individual shareholder is usually not able to predict whether the company will have a pill at the time of the annual meeting.
3) Part-Whole fallacy:
Since the company does not have a pill it has essentially implemented a proposal calling for a vote on a pill in the future.
3) The company provides a number of different case annotations in the last paragraph on page 4. Each annotation is different and all differ from this 2002 proposal.

4) No rule 14a-8 section is cited by the company in which the investor is not permitted to revise a rule 14a-8 proposal before the proposal deadline.
4) Companies often submit no action requests addressing company arguments only to the investor's last timely revised proposal.
4) The company characterizes the originalBell Atlantic proposal as "requested the redemption of the current rights plan."
4) Thus the proposal to Bell Atlantic does not seem to apply to a pill adopted after the company submitted its definitive proxy and prior to the annual meeting, to which this 2002 proposal would apply.
4) Bell Atlantic additionally does not apply here since it concerns a change in text after the staff issued its formal view on the proposal.
4) The company does not establish the validity of its self-characterized skill at expecting a certain investor response to the company letter.

5) It appears moot for the company to make claims on the text of an earlier version of the last timely 2002 proposal submitted.
5) It appears moot for the company to present cases that do not relate to the last timely 2002 proposal submitted.
5) The company does not establish the foundation of its expertise in speculating on a "likely" prediction of the basis for the staff's non-concurrence in another case.

6) Company fallacy:
That a biased interpretation of an application of a supporting statement could override the text of the proposal statement.
6) Does this verbiage meet burden of proof:
Company claim that, "Notwithstanding any argument to the contrary ...."
6) Text from *Power and Accountability* is attached.

7) The company takes the risk of impugning its own investors:
The company potentially impugns investors on their current and future ability to navigate an established corporate governance website and find relevant information.

In summary, there appear to be the 29 issues above with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: BAC
Nick Rossi

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 28, 2001

The proposal requests the board of directors to redeem any poison pill previously issued unless it is approved by Bank of America shareholders. The staff notes that a second proposal was timely received. However, given the lack of clarity regarding whether the proponent was withdrawing the earlier proposal and replacing it with the later, albeit timely, proposal, the staff believes it appropriate to consider the original proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(10) as moot. The staff notes Bank of America's representations that it does not have a current rights plan in place. Under the circumstances, the staff will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor